EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interest	$(3,145)	$489	$995	$296	$186
Fixed charges	344	157	106	79	33
Distributed income of equity investees	28	-	-	-	-
Total Earnings	$(2,773)	$646	$1,101	$375	$219

Fixed Charges:
Interest expense	$323	$150	$97	$74	$32
Interest capitalized	-	-	-	-	-
Estimated interest within rental expense	21	7	9	5	1
Total Fixed Charges	$344	$157	$106	$79	$33

Ratio of earnings to fixed charges	n/a	4.1	10.4	4.7	6.6
Dollar shortfall	$3,117	n/a	n/a	n/a	n/a